Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and six months ended June 30, 2020

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three and six months ended June 30, 2020 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	June 30, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	1,746,087	912,214
Gold in trust (Note 8)	957,909	1,576,366
Accounts receivable and prepaid expenses (Note 4)	222,820	160,717
	2,926,816	2,649,297

Non-current assets
Right-of-use assets (Note 5)	212,506	273,222
Property, plant and equipment (Note 6)	14,034,612	14,168,326
Exploration and evaluation assets (Note 7)	57,846,854	56,973,010
	72,093,972	71,414,558
TOTAL ASSETS	75,020,788	74,063,855

LIABILITIES
Current liabilities
Trade and other payables (Note 10 (b))	309,938	778,841
Current portion of lease liabilities (Note 5)	128,714	121,948
	438,652	900,789

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	104,851	170,731
Gold loan payable (Note 8)	2,848,145	2,541,338
Derivative financial liabilities (Note 8)	487,119	430,965
Deferred income tax liability	1,434,882	1,434,882
	4,874,997	4,577,916
Total liabilities	5,313,649	5,478,705

EQUITY
Share capital (Note 9)	129,029,890	127,022,366
Reserves (Note 9)	18,660,352	17,689,952
Deficit	(77,983,103)	(76,127,168)
Total equity	69,707,139	68,585,150
TOTAL EQUITY AND LIABILITIES	75,020,788	74,063,855

Subsequent events (Note 16)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 5, 2020.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Expenses	$	$	$	$
Professional fees (Note 10(a))	119,343	312,902	279,604	555,655
Salaries and benefits (Note 10(a))	364,342	347,356	722,001	696,252
Travel and promotion	7,594	49,439	35,924	142,539
Depreciation (Note 6)	4,897	6,031	9,649	12,016
Office and license (Note 10(b))	50,352	28,327	78,492	61,171
Amortization of right-of-use assets (Note 5)	30,358	30,358	60,716	60,716
Occupancy expenses (Note 5)	11,312	5,448	22,624	16,937
Interest expense on lease liabilities (Note 5)	5,743	8,418	12,188	17,411
Arrangement fee on gold loan payable (Note 8)	-	50,000	-	50,000
Interest, accretion and standby fees on gold loan payable (Note 8)	92,470	41,971	185,509	41,971
Listing and filing fees	22,697	37,396	164,254	200,409
Insurance	19,302	16,859	35,021	34,550
Directors’ fees (Note 10(a))	-	-	-	70,000
Share-based payments (Note 9(c) and 10(a))	747,200	94,690	973,200	248,440
	1,475,610	1,029,195	2,579,182	2,208,067

Other income (loss)
Administrative services fees (Note 10(b))	379,861	230,668	745,613	459,104
Interest income	13,155	11,283	21,017	22,149
Finance fees	-	-	(54,577)	-
Unrealized loss on derivative financial liabilities (Note 8)	(27,994)	(44,432)	(35,202)	(44,432)
Unrealized gain on gold in trust (Note 8)	89,829	241,579	135,812	241,579
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	131,636	-	(142,250)	-
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(35,607)	-	44,678	-
Realized gain on sale of gold in trust (Note 8)	-	-	19,413	-
Foreign exchange gain (loss)	14,145	(6,203)	(11,257)	(14,432)
	565,025	432,895	723,247	663,968

Total comprehensive loss for the period	(910,585)	(596,300)	(1,855,935)	(1,544,099)

Basic and diluted net loss per share (Note 11)	(0.01)	(0.00)	(0.02)	(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Operating activities
Net loss for the period	(910,585)	(596,300)	(1,855,935)	(1,544,099)
Items not affecting cash
Depreciation	4,897	6,031	9,649	12,016
Amortization of right-of-use assets	30,358	30,358	60,716	60,716
Arrangement fee on gold loan payable	-	50,000	-	50,000
Interest, accretion and standby fees on gold loan payable	92,470	41,971	185,509	41,971
Unrealized loss on derivative financial liabilities	27,994	44,432	35,202	44,432
Unrealized gain on gold in trust	(89,829)	(241,579)	(135,812)	(241,579)
Realized gain on sale of gold in trust	-	-	(19,413)	-
Unrealized foreign exchange (gain) loss on gold loan payable	(131,636)	-	142,250	-
Unrealized foreign exchange (gain) loss on gold in trust	35,607	-	(44,678)	-
Share-based payments	747,200	94,690	973,200	248,440
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(54,816)	101,630	(62,103)	194,504
Trade and other payables	(209,831)	(52,377)	(193,182)	(260,246)
Net cash used in operating activities	(458,171)	(521,144)	(904,597)	(1,393,845)
Investing activities
Property, plant and equipment – purchase	(3,685)	(69,420)	(5,815)	(70,004)
Exploration and evaluation assets – costs	(221,218)	(1,025,904)	(1,019,685)	(1,853,728)
Net cash used in investing activities	(224,903)	(1,095,324)	(1,025,500)	(1,923,732)
Financing activities
Issuance of shares, net of share issue costs	(22,425)	-	1,996,224	-
Options exercised	8,500	-	8,500	-
Net proceeds on gold in trust	-	-	818,360	-
Repayment of lease liabilities	(30,320)	(26,821)	(59,114)	(46,393)
Net cash from (used in) financing activities	(44,245)	(26,821)	2,763,970	(46,393)

Change in cash and cash equivalents	(727,319)	(1,643,289)	833,873	(3,363,970)
Cash and cash equivalents, beginning of period	2,473,406	3,359,899	912,214	5,080,580
Cash and cash equivalents, end of period	1,746,087	1,716,610	1,746,087	1,716,610
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2019	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	248,440	-	248,440	-	248,440
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the period	-	-	-	-	-	(1,544,099)	(1,544,099)
Balance, June 30, 2019	111,726,719	127,022,366	16,289,304	715,968	17,005,272	(73,908,192)	70,119,446
Share-based payments	-	-	684,680	-	684,680	-	684,680
Total comprehensive loss for the period	-	-	-	-	-	(2,218,976)	(2,218,976)
Balance, December 31, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150
Share-based payments	-	-	973,200	-	973,200	-	973,200
Private placement, net	5,509,658	1,996,224	-	-	-	-	1,996,224
Shares issued for cash on exercise of stock options	20,000	8,500	-	-	-	-	8,500
Fair value of cash stock options transferred to share capital	-	2,800	(2,800)	-	(2,800)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(1,855,935)	(1,855,935)
Balance, June 30, 2020	117,256,377	129,029,890	17,944,384	715,968	18,660,352	(77,983,103)	69,707,139

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

On April 1, 2020, the Company announced that the Mexican federal government has mandated that all non-essential businesses, including mining and exploration, temporarily suspend all operations due to the COVID-19 virus. The Mexican government has since considered mining and exploration as essential business, thus allowing such businesses to resume operations. Since Almaden is pursuing permitting of the Ixtaca Project, it has not had an ongoing technical program at the project and has already suspended its activities in order to protect its work force and local communities.

2.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)       Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2019. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

6

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

2.	Basis of presentation (Continued)

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2019.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2020.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

3.	Significant accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2019. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2020	2019
Accounts receivable (Note 10(b))	$124,305	$100,209
Prepaid expenses	98,515	60,508
	$222,820	$160,717

During the period ended June 30, 2020, the Company has recorded value added taxes of $63,989 included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities

The continuity of lease liabilities is as follows:

	June 30, 2020	December 31, 2019
Opening balance	$292,679	$394,654
Less: lease payments	(71,302)	(134,280)
Interest expense	12,188	32,305
	233,565	292,679
Less: current portion of lease liabilities	(128,714)	(121,948)
Long-term portion of lease liabilities	$104,851	$170,731

The continuity of ROU assets is as follows:

	June 30, 2020	December 31, 2019
Opening balance	$273,222	$394,654
Less: amortization of ROU assets	(60,716)	(121,432)
	$212,506	$273,222

During the six months ended June 30, 2020, the Company recognized occupancy expenses of $22,624.

As at June 30, 2020, the remaining payments for the operating lease are due as follows:

	2020	2021	2022	2023	2024	Total
Office lease	$95,756	$192,336	$48,084	-	-	$336,176

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2019	158,219	251,346	197,351	51,760	245,647	14,098,446	15,002,769
Additions/reduction (1)	-	4,559	1,256	-	-	(129,880)	(124,065)
June 30, 2020	158,219	255,905	198,607	51,760	245,647	13,968,566	14,878,704

Accumulated depreciation
December 31, 2019	143,541	231,597	179,713	50,228	229,364	-	834,443
Depreciation	2,061	3,129	2,677	153	1,629	-	9,649
June 30, 2020	145,602	234,726	182,390	50,381	230,993	-	844,092

Carrying amounts
December 31, 2019	14,678	19,749	17,638	1,532	16,283	14,098,446	14,168,326
June 30, 2020	12,617	21,179	16,217	1,379	14,654	13,968,566	14,034,612

(1)	At December 31, 2019, the Company accrued in accounts payable USD$250,000 ($324,700) for a storage extension fee of the mill equipment in Alaska to October 31, 2020. On June 12, 2020, the landlord agreed to reduce the storage fee from USD$250,000 to USD$150,000 that resulted in a USD$100,000 ($129,880) reduction in capitalized mill equipment in property, plant and equipment. The remaining outstanding storage fee of USD$50,000 is due on December 31, 2020 and is recorded in accounts payable as at June 30, 2020.

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2019)	9,460,274	1	9,460,275
Additions	512,805	-	512,805
Closing balance - (June 30, 2020)	9,973,079	1	9,973,080
Deferred exploration costs:
Opening balance - (December 31, 2019)	47,512,735	-	47,512,735
Costs incurred during the year
Professional/technical fees	73,304	-	73,304
Claim maintenance/lease costs	86,205	-	86,205
Geochemical, metallurgy	7,750	-	7,750
Technical studies	58,783	-	58,783
Travel and accommodation	59,035	-	59,035
Geology, geophysics and exploration	34,500	-	34,500
Supplies and miscellaneous	39,225	-	39,225
Environmental and permit	6,916	-	6,916
Value-added tax (Note 4)	63,989		63,989
Refund - Value-added tax	(68,668)	-	(68,668)
Total deferred exploration costs during the year	361,039	-	361,039
Closing balance - (June 30, 2020)	47,873,774	-	47,873,774
Total exploration and evaluation assets	57,846,853	1	57,846,854

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

On January 30, 2020 and February 14, 2020, the Company entered into two amended option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of USD$675,000 and $4,000,000 Mexico pesos (MXN) payable over two years respectively. Payments are not refundable upon termination of the option agreement.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the six months ended June 30, 2020 increased by $35,202 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 3.75 years, risk-free interest rate of 1.65% and expected volatility of 12.50%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	June 30, 2020	December 31, 2019
Gold loan payable – opening balance	$2,541,338	$2,790,858
Less derivative financial liabilities on initial recognition	-	(378,324)
Accrued interest expense	131,427	39,760
Accrued standby fees	4,653	13,527
Accretion expense	49,429	158,495
Expenses	-	5,136
Foreign exchange difference	121,298	(88,114)
Gold loan payable	$2,848,145	$2,541,338

Derivative financial liabilities – opening balance	$430,965	$378,324
Change in fair value through profit & loss	35,202	66,631
Foreign exchange difference	20,952	(13,990)
Derivative financial liabilities	$487,119	$430,965

As at June 30, 2020, Almaden has 397 ounces (797 ounces at December 31, 2019) of gold bullion on its account at a fair value of $957,909 ($1,576,366 at December 31, 2019).

On January 22, 2020, the Company received $818,360 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $19,413.

The continuity of gold in trust is as follows:

	June 30, 2020		December 31, 2019
	Ounces	$	Ounces	$
Gold in trust, opening balance	797	1,576,366	1,597	2,790,858
Sale of gold in trust	(400)	(818,360)	(800)	(1,577,704)
Gain on sale	-	19,413		200,932
Change in fair value through profit & loss	-	135,812		236,217
Foreign exchange difference	-	44,678		(73,937)
	397	957,909	797	1,576,366

12

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At June 30, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

On March 27, 2020, the Company closed a non-brokered private placement by the issuance of 5,509,658 units at a price of $0.37 per unit for gross proceeds of $2,038,573. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $0.50 per share until March 27, 2023. In connection with the private placement, the Company also incurred $42,349 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

(b)	Warrants

The continuity of warrants for the six months ended June 30, 2020 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2019	Issued	Exercised	Expired	2020
June 1, 2020	$2.45	4,928,900	-	-	(4,928,900)	-
June 7, 2020	$1.35	192,450	-	-	(192,450)	-
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	-	5,509,658	-	-	5,509,658
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		10,341,350	5,509,658	-	(5,121,350)	10,729,658
Weighted average exercise price		$1.88	$0.50	-	$2.41	$0.92

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2020, the Company had reserved 393,638 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the six months ended June 30, 2020 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

13

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (continued)

The continuity of stock options for the six months ended June 30, 2020 is as follows:

Expiry date	Exercise price	December 31, 2019	Granted	Exercised	Expired	June 30, 2020
April 10, 2020	$1.03	90,000	-	-	(90,000)	-
April 30, 2020	$1.53	500,000	-	-	(500,000)	-
April 30, 2020	$1.14	100,000	-	-	(100,000)	-
April 30, 2020	$1.04	100,000	-	-	(100,000)	-
June 8, 2020	$0.98	2,180,000	-	-	(2,180,000)	-
September 30, 2020	$1.25	1,095,000	-	-	(5,000)	1,090,000
September 30, 2020	$0.83	106,000	-	-	-	106,000
September 30, 2020	$0.79	170,000	-	-	(20,000)	150,000
December 13, 2020	$0.86	762,000	-	-	-	762,000
February 7, 2021	$1.11	300,000	-	-	-	300,000
February 7, 2021	$0.84	425,000	-	-	-	425,000
March 29, 2021	$1.08	400,000	-	-	-	400,000
March 29, 2021	$0.90	100,000	-	-	-	100,000
May 6, 2021	$0.69	557,000	-	-	-	557,000
July 7, 2021	$0.80	1,612,000	-	-	-	1,612,000
August 13, 2021	$1.01	150,000	-	-	-	150,000
September 16, 2021	$0.90	1,160,000	-	-	(5,000)	1,155,000
December 12, 2021	$1.00	200,000	-	-	-	200,000
March 4, 2022	$0.47	-	1,130,000	(5,000)	-	1,125,000
April 30, 2022	$0.41	-	115,000	(15,000)	-	100,000
April 30, 2022	$0.58	-	220,000	-	-	220,000
May 31, 2022	$0.62	-	700,000	-	-	700,000
June 9, 2022	$0.64	-	2,180,000	-	-	2,180,000
Options outstanding and exercisable		10,007,000	4,345,000	(20,000)	(3,000,000)	11,332,000
Weighted average exercise price		$0.97	$0.58	$0.43	$1.08	$0.80

Total share-based payments expenses as a result of options granted and vested during the period ended June 30, 2020 was $973,200 (2019 - $248,440).

The fair value of the options granted during the period ended June 30, 2020 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.45%
Expected life	2.00 years
Expected volatility	60.20%
Expected dividend yield	Nil
Weighted average fair value per option	$0.22

14

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. and Almadex Minerals Ltd. (Note 10 (b)) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Professional fees	$15,000	$70,061	$35,000	$152,818
Salaries and benefits (1)	25,300	101,200	50,600	202,400
Share-based payments	584,000	77,690	779,000	193,940
Directors’ fees	-	-	-	70,000
	$624,300	$248,951	$864,600	$619,158

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $112,000 to the Chairman as at June 30, 2020, which is recorded in accounts payable.

(b)	Administrative Services Agreements

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to an administrative services agreement between the Company and Almadex.

During the three months ended June 30, 2020, the Company received $253,241 (2019 - $154,450) from Azucar for administrative services fees included in other income and received $126,620 (2019 - $76,218) from Almadex for administrative services fees included in other income.

During the six months ended June 30, 2020, the Company received $496,881 (2019 - $306,364) from Azucar for administrative services fees included in other income and received $248,732 (2019 - $152,740) from Almadex for administrative services fees included in other income.

At June 30, 2020, included in accounts receivable is $83,754 (December 31, 2019 - $61,873) due from Azucar and $40,551 (December 31, 2019 - $34,296) due from Almadex in relation to expenses recoveries.

(c)	Other related party transactions

At June 30, 2020, the Company accrued $18,360 (December 31, 2019 - $133,498) payable to Almadex for drilling services in Mexico.

During the three and six months ended June 30, 2020, the Company employed the Chairman’s daughter for a salary of $10,325 and $20,650, less statutory deductions (2019 - $10,325 and $20,650) for marketing and administrative services provided to the Company.

15

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2020 was based on the loss attributable to common shareholders of $910,585 (2019 - $596,300) and a weighted average number of common shares outstanding of 117,238,135 (2019 - 111,726,719).

The calculation of basic net loss per share for the six months ended June 30, 2020 was based on the loss attributable to common shareholders of $1,855,935 (2019 - $1,544,099) and a weighted average number of common shares outstanding of 114,633,791 (2019 - 111,726,719).

The calculation of diluted net loss per share for the three and six months ended June 30, 2020 and 2019 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Six months ended June 30
Investing and financing activities	2020	2019
	$	$
Fair value of cash stock options transferred to share capital on exercise of options	2,800	-
Right-of-use assets	-	(394,654)
Gold in trust	-	(2,790,858)
Gold loan payable	-	2,412,534
Derivative financial liabilities	-	378,324
Lease liabilities	-	394,654

As at June 30, 2020, $20,313 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2019 - $166,154).

Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2020	December 31, 2019

Cash	$746,087	$912,214
Term Deposits	1,000,000	-
	$1,746,087	$912,214

16

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

13.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)            Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2020, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$127,059	$94,796
Gold in trust	957,909	-
Total assets	$1,084,968	$94,796

Trade and other payables	$71,846	$19,588
Gold loan payable	2,848,145	-
Derivatives financial liabilities	487,119	-
Total liabilities	$3,407,110	$19,588

Net assets	$(2,322,142)	$75,208

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $232,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $8,000.

(b)            Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

17

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(b)         Credit risk (continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2020, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)         Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)         Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $17,000.

(e)         Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)         Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

18

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(f)          Classification of financial instruments (continued)

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	487,119	-	487,119

14.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

15.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	June 30, 2020	December 31, 2019
Canada	$275,187	$339,364
United States	13,968,566	14,098,446
Mexico	57,850,219	56,976,748
	$72,093,972	$71,414,558

19

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2020
Unaudited - Expressed in Canadian dollars

16.	Subsequent events

On July 23, 2020, the Company announced a proposed non-brokered private placement financing (the "Offering") of 3,100,000 units, (the “Units”) at a price of $0.65 per Unit. Each Unit will consist of one common share of the Company and one non-transferable common share purchase warrant, each whole share purchase warrant (a "Warrant") entitling the holder to purchase one common share of the Company at a price of $0.90 per share for 3 years following the closing of the Offering.

20